UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 13)

Aberdeen Australia Equity Fund, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

318652104

(CUSIP Number)

Moritz Sell

Bankgesellschaft Berlin AG

Alexanderplatz 2

D-10178 Berlin

Germany

+44.20.7572.6200

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

December 22, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

CUSIP No. 889050 10 0

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Bankgesellschaft Berlin AG

IRS No.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	[	]
(b)	[	]

3.	SEC Use Only

4.	Source of Funds (See Instructions)	WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Federal Republic of Germany

Number of	7.	Sole Voting Power: 1,383,050

Shares Bene-

ficially	8.	Shared Voting Power:

Owned by Each

Reporting	9.	Sole Dispositive Power:	4,603,050

Person with:

10.	Shared Dispositive Power:

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

4,603,050

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11)	27.4%

14.	Type of Reporting Person (See Instructions)	BK

This Amendment No. 13 amends and supplements items 1 through 7 of the Statement on Schedule 13D of Bankgesellschaft Berlin AG (the “Bank”) with respect to the shares of Common Stock, par value $.01 per share (the “Common Stock”), of the Aberdeen Australia Equity Fund, Inc. (the “Fund”). Statements that are not modified in this amendment are not amended and remain as previously reported.

Item 1. Security and Issuer

The address of the principal executive offices of the Fund, as reported in its most recent prospectus for the secondary market sale of Common Stock by the Bank, dated December 16, 2005 (the “Prospectus”), is:

800 Scudders Mill Road
Plainsboro, New Jersey 08536

Item 2. Identity and Background

The Bank notes that every time the Bank amends Annex A to the Bank’s Schedule 13D, the Bank automatically reiterates, unless otherwise explicitly set forth in such amendment, the statement made in Item 2 of the Bank’s Amendment No. 7 to its Schedule 13D. Such statement is as follows: Based on the information about the persons listed on Annex A that is available to the Bank pursuant to German labor law (including a police certificate of no criminal record), the Bank is unaware of any information that would render incorrect the statements in (d) and (e) of Item 2 of the Bank’s Statement on Schedule 13D with respect to the persons listed in Annex A.

Item 3. Source and Amount of Funds or Other Consideration

The Bank utilized general corporate funds to purchase the options described in Items 5 and 6 of this Amendment.

Item 4. Purpose of Transaction

As previously disclosed, the Fund undertook to register, at the Bank’s expense, shares of Common Stock beneficially owned by the Bank for sale under the Securities Act of 1933. The Fund’s registration statement relating to the sale of 3,975,000 shares by the Bank (the “Registration Statement”) was declared effective by the Securities and Exchange Commission on December 8, 2005, and the Bank commenced sales pursuant to the Registration Statement on December 21, 2005. As of the date of this Amendment, the Bank has effected the sales set forth in item 5 below. The Bank expects to sell additional shares pursuant to the Registration Statement in accordance with the plan of distribution set forth therein and in the Prospectus but reserves the rights to cease such sales at any time and to sell other shares pursuant to the terms of rule 144 under the Securities Act of 1933. The Bank effected the sales described in item 5 to recognize built-in gain on portions of the Bank’s position in the shares. In addition, the Bank entered into the call option transactions described in items 5 and 6 below with certain of the purchasers.

Item 5. Interest in Securities of the Issuer

(a) and (b) According to the Prospectus, there were 16,803,510 shares of Common Stock outstanding at November 23, 2005. The percentages set forth in this Item 5(a) are derived using such number. For purposes of rule 13d-3 under the Securities Exchange Act of 1934 (the “Exchange Act”), the Bank deems itself to be the beneficial owner of 4,603,050 shares of Common Stock, which constitute approximately 27.4% of the outstanding shares. Of such shares, the Bank has economic beneficial ownership of, and exercises sole voting and dispositional authority over, 1,383,050 shares (or approximately 8.2% of the outstanding shares) and has the right to acquire 3,220,000 shares (or approximately 19.2% of the outstanding shares) pursuant to the options described in item 5(c) below (the “Options”), which are exercisable only on July 3, 2006. Pending exercise of the Options, the Bank possesses neither voting nor dispositional control over the shares that may be acquired pursuant thereto but possesses dispositional authority over the Options. Pursuant to rule 13d-3(d)(1)(i) under the Exchange Act, the Bank deems itself to beneficially own the shares that may be acquired upon exercise of the Options.

(c) In addition to sales reported in Amendment No. 12 to this Statement on Schedule 13D, which the Bank made in reliance upon rule 144 under the Securities Act of 1933, during the last 60 days the Bank has effected the following sales of shares of Common Stock pursuant to the Registration Statement:

DATE	NUMBER OF SHARES	PRICE PER SHARE
December 21, 2005	5,000	$13.428
December 22, 2005	1,612,900	$13.251
December 22, 2005	810,000	$13.25
December 23, 2005	810,000	$13.25

In connection with certain of the sales transactions listed above, the Bank bought a set of the Options. Each set of Options expires on July 3, 2006 and may be exercised only with respect to that date, may be settled only by delivery of the underlying shares (and not in cash), provides for the adjustment to the option strike price (or premium) if the Fund does not pay dividends as anticipated in the total amount of $1.03 per share during the term of the option, and is otherwise on the following terms:

(1) December 22 – counterparty: Credit Suisse First Boston; 1,600,000 options to purchase 1 share each; option premium: $10.98 per option; strike price: $1.50 per option.

(2) December 22 – counterparty: HypoVereinsBank; 810,000 options to purchase 1 share each; option premium: $11.42 per option; strike price: $1.00 per option.

(3) December 23 – counterparty: Dresdner Bank AG; 810,000 options to purchase 1 share each; option premium: $10.9817 per option; strike price: $1.50 per option.

(d) Inapplicable.

(e) Inapplicable.

Item 6. Contracts, arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In connection with purchase of the Options described in Item 5(c) of this Amendment, the Bank intends to enter into final confirming agreements with the Option counterparties, which will incorporate certain standard documentation by reference.

Item 7. Material to be Filed as Exhibits

The confirming agreements with respect to the Option transactions described in Items 5 and 6 are not yet available and will be filed by further amendment.

Signature

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: December 28, 2005

BANKGESELLSCHAFT BERLIN AG

By: /s/      Dirk Kipp

Name: Dirk Kipp

Title: Managing Director

By: /s/      Bartho Schröder

Name: Bartho Schröder

Title: Managing Director